[Miller Petroleum, Inc. Letterhead]

                                                          March 2, 2006


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Roger Schwall, Assistant Director

         RE:      MILLER PETROLEUM, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED APRIL 30, 2005 FILED AUGUST 30, 2005
                  FILE NO. 033-02249-FW

Dear Mr. Schwall

      Reference is made to your comment letter dated February 1, 2006 (the "Letter") to Mr. Charles Stivers setting forth the comments of the Securities and Exchange Commission (the "Commission") in respect of the above-referenced filing ("Form 10-KSB") of Miller Petroleum, Inc. (the "Company"). On March 1, 2006, the Company's responses to the Commission's comments were filed concurrently with the amended Form 10-KSB.

      This letter is being furnished in response to your request contained in the Letter that the Company acknowledge certain matters relating to such filings. Accordingly, the Company hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

      o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        MILLER PETROLEUM, INC.


                                        By:  /s/ Lyle H. Cooper
                                             ------------------------------
                                                 Lyle H. Cooper
                                                 Chief Financial Officer